EF HUTTON LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

December 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon

RE:	Iron Horse Acquisitions Corp. (the “Company”)
Registration Statement on Form S-1, File No: 333-275076
(the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton LLC, as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on December 26, 2023 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through December 21, 2023, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated December 5, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

EF HUTTON LLC

By: /s/ Sam Fleischman

Name: Sam Fleischman

Title: Supervisory Principal